REQUEST FOR ACCELERATION
                              OF THE EFFECTIVE DATE
                          OF THE REGISTRATION STATEMENT
                                   ON FORM S-1

         The undersigned, eAutoclaims, Inc., a Nevada corporation, ("Registrant"), hereby requests that the effective date of the Registration Statement on Form S-1 of the Registrant, SEC Registration No. 333-129964, be accelerated so that it will become effective at 10:00 a.m., Eastern Standard Time, on Wednesday, December 7, 2005, or soon thereafter as possible.

         In connection with this acceleration request, the Registrant acknowledges:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Dated this 5th day of December, 2005.

                     eAUTOCLAIMS, INC., a Nevada corporation



                      By:/s/ Larry Colton
                         ---------------------------------------
                               Larry Colton
                          Its: Chief Financial Officer
MTC/ej/362008 (Request for Acceleration)